
06019537



SOLBEC
PHARMACEUTICALS LTD

Resignation of Director

Perth, Australia. 22 November 2006: Solbec regretfully advises that Dr Graeme Howie has tendered his resignation as the Managing Director of the Company.

Dr Howie's resignation is entirely unrelated to Solbec and arises for personal reasons.

-END-

Further information:

Tony Kiernan
Chairman
Tel: (08) 9323 0999
Mob: 0418 912 843
Email: tony.kiernan@solbec.com.au


THOMSON
FINANCIAL

Background Information

About Solbec
Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. Solbec successfully completed Phase I clinical trials in Western Australia. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au


SEC MAIL
PROCESSING
RECEIVED
DEC 2 2 2006
WASH, D.C.
210
SECTION